Ballard Power Systems Inc.

News Release

Ballard Gains Additional Fuel Cell System Traction With Supply Agreement In Africa

•	Agreement with Inala Technologies for power generation systems

•	Initial 32 systems to be deployed with mobile telecom operator

For Immediate Release – September 10, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced signing of an equipment supply agreement (ESA), effective through October 2013, with its new African distributor, Inala Technologies (www.inala.co.za). The ESA provides for up to 192 ElectraGenTM-ME methanol fuelled power generation systems over its term. A purchase order for the first 32 systems has also been received, with plans for deployment of these systems in the network of a major African mobile telecom operator.

John Sheridan, Ballard’s President and CEO said, “This agreement with Inala is another important step forward in capitalizing on our recent transaction, under which we acquired select assets from IdaTech. We are confident in a significant growth market for backup power solutions and our comprehensive product portfolio, now consisting of both hydrogen and methanol fuelled systems, allows us to maximize the opportunity.”

The 32 unit purchase order received under the new ESA is for ElectraGenTM-ME methanol fuelled power generation systems that will be deployed in a mobile telecom operator network to provide backup power for extended periods in the event of grid failures. The operator has previously installed a number of these same systems to provide reliable and cost-effective backup power capability.

Laurentius Human, CEO of Inala Technologies said, “We are very pleased that fuel cell-powered products are enabling telecom service providers to expand their networks and effectively support high quality communication services for their subscribers. This will ultimately help improve the standard of living for Africans.”

Further information regarding Ballard’s fuel cell power generator portfolio is available on the Company’s website at www.ballard.com/powergenerators.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, related to forecasted revenue, EBITDA and cash flow, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com